Exhibit 99.1

Investor Contact	Media Contact
Linda Ventresca	Michael Herley
AXIS Capital Holdings Limited	Kekst and Company
investorrelations@axiscapital.com	michael-herley@kekst.com
(441) 405-2727	(212) 521-4897

AXIS Capital Agrees to Terminate Merger with PartnerRe and Receives $315 Million Breakup Fee

— Company Reinstates Share Repurchases and Plans $300 Million Accelerated Buyback —

— Board Reaffirms Commitment to Hybrid Insurance Model with Three Diversified Businesses in Specialty Insurance, Reinsurance, and Accident and Health —

Pembroke, Bermuda, August 3, 2015 - AXIS Capital Holdings Limited (“AXIS Capital”) (NYSE: AXS), a leading specialty insurer and reinsurer, today announced that it has accepted a request from PartnerRe Ltd. (“PartnerRe”) (NYSE: PRE) to terminate the amalgamation agreement with AXIS Capital. PartnerRe will pay AXIS Capital a $315 million fee to immediately terminate the amalgamation agreement, which was originally entered into by both companies on January 25, 2015. The special meeting of AXIS Capital shareholders, which was scheduled for August 7, 2015, has been cancelled.

Michael A. Butt, Chairman of the AXIS Capital Board of Directors, said, “Prior to PartnerRe reaching out to us last December to discuss a combination of our companies, we were confident in continuing with our strategy as a stand-alone company, building our three strong businesses incrementally. We will now proceed with that strategy, with strengthened resolve. We have been very conscious of our responsibilities to our shareholders throughout these negotiations and believe we have demonstrated prudence and financial discipline in our approach.”

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08

Tel. 441.496.2600 Fax 441.405.2600

www.axiscapital.com

Albert Benchimol, President and CEO of AXIS Capital, said, “Our proposed transaction with PartnerRe stood to create a powerful mix of two financially strong and independent companies with compelling insurance/reinsurance franchises. While I am disappointed that the merger will not proceed, I have no doubt that the best days for AXIS Capital, our employees, clients, brokers and shareholders lie ahead. We have built a powerful global platform on which to continue to advance our hybrid insurance model with three diversified businesses in specialty insurance, reinsurance, and accident and health.”

In tandem with today’s announcement, the Company has reinstated its share repurchase program, which has $749 million remaining under the Board’s current authorization through December 31, 2016. As part of this program, a $300 million accelerated share repurchase of the Company’s stock is expected to begin as soon as is practical and should be completed no later than December 31, 2015. The share repurchase program allows the Company to effect repurchases in open market or privately negotiated transactions. The Company’s share repurchase program had been put on hold following the merger announcement with PartnerRe.

Mr. Benchimol added, “We are prepared to move ahead with our fiscally disciplined growth strategy and a commitment to return excess capital to shareholders in the form of dividends and stock repurchases. Since becoming a public company, we have repurchased approximately 92.8 million shares of AXIS Capital stock for a total of $3.3 billion.

“As we go forward independently, I would like to thank our employees for their diligent efforts throughout the integration planning meetings that took place over the past several months, and for their ongoing focus on the business-of-the-business. We have learned a great deal from this process, and we intend to apply what we have learned to make AXIS Capital a better company in the months and years ahead.”

About Axis Capital

AXIS Capital is a Bermuda-based global provider of specialty lines insurance and treaty reinsurance with shareholders’ equity attributable to AXIS Capital at June 30, 2015 of $5.9 billion and locations in Bermuda, the United States, Europe, Singapore, Canada, Australia and Latin America. Its operating subsidiaries have been assigned a rating of “A+” (“Strong”) by Standard & Poor’s and “A+” (“Superior”) by A.M. Best. For more information about AXIS Capital, visit our website at www.axiscapital.com.

AXIS Capital Holdings Limited 92 Pitts Bay Road Pembroke, Bermuda HM08

Tel. 441.496.2600 Fax 441.405.2600

www.axiscapital.com